Exhibit 12d

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	476	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-
Fixed charges, as below	61,394	62,969	58,833	64,964	61,403
Total earnings, as defined	$190,069	$182,004	$183,856	111,594	$145,185

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317
Rental interest factor	801	955	1,036	962	1,086
Total fixed charges, as defined	$61,394	62,969	$58,833	64,964	$61,403

Ratio of earnings to fixed charges	3.10x	2.89x	3.13x	1.72x	2.36x